Exhibit 16.2

For Immediate Release

Press Contacts:
Charles T. Jensen                David A. Kaminer          Juliet Bernard
NeoMedia Technologies, Inc.      The Kaminer Group         Bluebear PR
+239-337-3434                    +914-684-1934             +44 1707 320 274
cjensen@neom.com                 dkaminer@kamgrp.com       juliet@bluebear.co.uk

Dr. Michael Birkel               Matthias Bonjer
12snap AG                        Zucker.Kommunikation
+49 89 599 999 300               +49 30 247 587-0
michael.birkel@12snap.com        presse@12snap.com

    NeoMedia Signs Purchase Agreement to Acquire Award-Winning Multinational Provider 12snap, Continuing to Create 'a Global Mobile Marketing Supercompany'

FT. MYERS, Fla., MUNICH and BARCELONA, Feb. 14, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), an innovator in wireless services and patented technologies that provide automatic links to Mobile Internet-based information, today announced it has signed an agreement to purchase 12snap AG, a Munich-based award-winning leader in marketing and entertainment applications and programs via cellular phones.

      The announcement was made at the 3GSM Congress in Barcelona, the world's premier mobile event, where 12snap is exhibiting in Stand J-53, Hall 2, Level 1.

      Charles T. Jensen, president and CEO of NeoMedia, said the acquisition, the company's second in recent weeks, will be completed for $22 million in cash and shares, with closing scheduled to take place before the end of February.

      This is NeoMedia's first European acquisition. Last week it took what Mr. Jensen called "the first step in our plan to build the broadest range of mobile marketing solutions and services possible on the foundation of our ground-breaking PaperClick(R) technology" when it acquired Mobot(R), Inc., of Lexington, Massachusetts, a mobile visual recognition technology pioneer.

      Founded in 1999, 12snap has 75 employees at its offices in New York, London, Milan, Vienna and Stockholm, as well as Dusseldorf and Munich, and a technical development center in Romania. Privately-held, 12snap is the only mobile marketing company ever to win "Lions" - the Oscars of the advertising industry - at the Cannes International Advertising Festival for its work with Sony(R), Coca-Cola(R) and Nokia(R), capturing four Lions in all.

      Adding to its laurels, 12snap was the only German company named by leading tech industry publication Red Herring in its "100 most innovative technology companies in Europe" for 2005.

A Mobile Industry Innovator

      "12snap has built an enviable reputation for creative and technological use of mobile phones - the most advanced and personal communication medium of everyday life" said Mr. Jensen, noting that NeoMedia and 12snap have worked "increasingly closely together since signing a co-marketing agreement in 2003.

      "12snap has won - and won loyalty from - clients including Coca-Cola(R), McDonald's(R), Unilever(R), Vodafone(R), adidas(R) and Kellogg's(R) by intriguing consumer cell phone users throughout Europe with highly creative national and cross-border marketing programs," Mr. Jensen said.

      12snap's Mobile Brand Loyalty unit offers customer relationship marketing
(CRM) programs for companies and brands, and its Mobile Applications business unit is its center for technical development and software. 12snap sells and licenses a variety of mobile solutions to satisfy the demands of a growing market, with new marketing offerings for mobile handsets that include dynamic video, multi-player games and personalized wallpaper delivery.

'Cementing a Working Relationship'

      Dr. Michael Birkel, the co-founder and CEO of 12snap, said he sees the acquisition of his company by NeoMedia as "cementing a working relationship.

      " 12snap and NeoMedia have worked together since 2003, he said. "Now that we're joining forces, our two companies form an ideal match with regard to people, geography and a portfolio of intellectual property, as well as product and service offering. For 12snap, this marriage builds an outstanding platform to accelerate our growth on a global scale.

      "It will also be very exciting to be part of a growing public company that, like 12snap, has led in developing and implementing technology . . . making it work for our customers and for their customers as well," he said.

NeoMedia the 'Go-To' Player in Mobile Marketing

      Martin Copus, NeoMedia's COO and chief executive of its PaperClick(R) wireless business unit, said the acquisition of 12snap will "further the reach and reputation of NeoMedia as, increasingly, it becomes the 'go-to' player in mobile marketing services worldwide."

      "Since the emergence of mobile marketing, 12snap's highly innovative applications have led the way, attracting a client list that is second-to-none," he said. "Now, by adding PaperClick's direct-to-internet mobile connectivity to its applications arsenal, 12snap's already strong international position will be strengthened further still."

      "12snap's outstanding experience together with NeoMedia's patented assets and the skill sets of NeoMedia's other acquisitions, are creating a global mobile marketing supercompany," Mr. Copus said. "We're looking forward to exciting new products and synergies from our enlarged talent base."

About NeoMedia Technologies, Inc.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies, including the PaperClick(R) (www.PaperClick.com) platform, PaperClick for Camera Phones(TM) and the PaperClick Mobile Go-Window(TM) which provide One Click To Content(TM) connectivity for products, print and physical objects to link directly to specific desired content on the mobile Internet. NeoMedia also offers a variety of mobile enterprise solutions, including expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

About 12snap AG

12snap AG is a non-public incorporated company headquartered in Munich with branches in Dusseldorf, New York, London, Milan, Stockholm and Vienna. As an expert in innovative marketing and entertainment for mobile phones, 12snap combines know-how in mobile applications, mobile loyalty and mobile marketing. In the mobile marketing space, 12snap creates and implements national and pan-European mobile marketing campaigns for international brands; its mobile loyalty business unit offers customer loyalty programs for companies and brands, and its mobile applications business unit is the center for development and software. 12snap sells and licenses a wide spectrum of mobile solutions to satisfy the demands of the current growing market and the new uses of the third mobile phone generation (UMTS): from dynamic video services and multiplayer games to personalized messaging applications. 12snap has 75 employees, and provides services to companies including McDonald's, MTV(R), Coca-Cola, Ferrero, Wella, adidas, Unilever and Gillette(R). Shareholders in 12snap are first-class venture capital investors including lead investors Apax Partners, Argo Global Capital and BlueRun Ventures (formerly Nokia Venture Partners).

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Camera Phones, PaperClick Mobile Go-Window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.